Information Sheet for telephone contacts with Kiewit Materials Company
             Stockholders by employees of Kiewit Materials Company
                        and/or Peter Kiewit Sons', Inc.

Kiewit Materials Company Stockholder:

- By now you should have received two separate mailings from Jem Lear Acquisition Company, Inc., a subsidiary of Rinker Materials Corporation, relating to its offer to purchase all outstanding shares of Kiewit Materials Company (the "Company") at price of $17.00 per share, in cash.

- As noted in those mailings, the offer to purchase expires on September 25, 2002 and the purchase is contingent upon 90% of all the shares of the Company being tendered by that date.

- Included in these mailings was a letter from Kenneth Stinson, Chairman of the Board of Directors of the Company, informing stockholders that the Board of Directors of the Company has unanimously approved the offer to purchase and unanimously recommended that stockholders accept the offer and tender their shares.

- You should have also received a mailing from Peter Kiewit Sons', Inc. confirming your receipt of the prior mailings.

- As noted in the mailings, in order to tender your shares, if you have not already done so, you must complete the blue Transmittal Letter included in the mailings and mail it to the depositary for the offer at the address set forth on the document, together with the certificates representing your shares.

     -    [For stockholders with pledged shares:

          - If your shares are pledged to a bank or other lender and you wish to tender your shares, you must first contact the lender to arrange for the delivery of the certificate representing the shares to Jem Lear and provide the information requested on the blue Transmittal Letter. If the offer is completed, the depositary will pay the offer price ($17.00) to the lender, and the lender must represent to Jem Lear that upon payment of the offer price, the shares will be free and clear of any lien or other restriction imposed by the pledge.]

- If you have not received any of the mailings, or if you have any questions regarding the tender offer process, including help in completing the blue Transmittal Letter, please call D.F. King & Co., Inc., Rinker's information agent for the tender offer, toll free at 800-549-6746. Alternatively, we can arrange to have them send you the materials or have them call you.

     Their address is as follows:

     D.F. KING & CO., INC.
     77 Water Street
     New York, New York 10005
     (212) 269-5550
     (800) 549-6746